ATLAS • PACIFIC • LIMITED

ABN 32 009 220 053

11th October 2005

The Directors
Pearlautore International Pty Limited
Level 5, 125 York Street
Sydney NSW 2000

Dear Rosario

Re: Pearl Distribution Agreement

Atlas Pacific Limited ("ATP") wishes to confirm the reappointment ("the Appointment") of Pearlautore International Pty Limited ("Autore") as the exclusive valuer and distributor of South Sea pearls harvested or owned by ATP.

Term
This agreement shall be effective for a term of two (2) years ("the Term") commencing 1 January 2006, subject to the following terms and conditions ("the Agreement") set out below.

Territory
The territory covered by this Appointment shall be the world. However, Autore acknowledges that ATP has expressed an intention to develop a tourist-focussed retail venture in Indonesia and in particular, Bali, whereby it will establish retail operations to sell ATP-produced loose pearls, stranded pearls and finished pearl jewellery incorporating ATP-produced pearls. Autore agrees to allow ATP to operate this venture on the basis that it only undertakes retail activities (no wholesale activities permitted) from its outlets in Bali and, provided that any such tourist-focussed retail operation does not adversely impact on Autore's international marketing and distribution operations outside Indonesia, Autore's consent to it will not be unreasonably withheld. The parties agree that the proposal will be the subject of ongoing discussions and that, if an agreement in relation to it can be reached by them, such agreement will either be formalised as a separate agreement or it will be attached to this Agreement as a binding appendix to it (refer "Pearl Access Rights" below).

Exclusions
Pearls which are expressly excluded from this Appointment are all pearls produced during the Term pursuant to any joint venture arrangements or agreements to which ATP is a party and over which ATP is not entitled to appoint a distributor or does not have either the right to determine arrangements or the responsibility for grading, valuing, marketing and/or distribution.

43 York Street, Subiaco, WA 6008, Australia • PO Box 8015, Subiaco East, WA 6008, Australia
Telephone: (61) (8) 9380 9444 • Facsimile: (61) (8) 9380 9970 • Website: http://www.atlaspacific.com.au • Email: atlas@atlaspacific.com.au

Commission

In relation to pearls produced by ATP and marketed by Autore during the currency of this Appointment and in consideration of Autore meeting its obligations as set out in this letter, ATP agrees to pay to (or allow) Autore a fee or commission (or discount) equal to:

- seven and a half percent (7.5%) of the sales price of all ATP's loose non-low grade pearls sold by Autore which have not been subject to Autore's value-adding processes;
- seven and a half percent (7.5%) of the sales prices of all ATP's keshi (unseeded pearls) sold by Autore which have not been subject to Autore's value-added processes;
- twenty five percent (25%) of the sales price of all low grade pearls which require substantial processing prior to being offered for sale and which are sold by Autore;
- fifteen percent (15%) of the sale price obtained by Autore for any pearls or keshi that have been the subject of value-adding processes by Autore such as stranding prior to sale by Autore; and
- twenty five percent (25%) of the sale price obtained by Autore for any processed low grade pearls or keshi that have also been the subject of Autore's value-added processes prior to sale by Autore.

Returned product

Should Autore be unable to affect the sale of any ATP pearls (excluding those that have been subject to a value-adding ("VA") process or entered into a mixed lot with other producers' products) within twelve (12) months of the end of the calendar year in which the unsold goods were delivered to Autore (or such other period as the parties agree to), Autore agrees to return the subject unsold pearls to ATP. In the event that pearls are returned to ATP under these circumstances, ATP agrees to pay to Autore a fee or commission, which will be based on the type of pearls being returned and any processing that those pearls have been subject to by Autore. Consequently, the fee or commission payable by ATP to Autore in relation to unprocessed product returned to ATP is 3.75% of the agreed value of the returned pearls and, in relation to the return of processed low grade loose pearls, the fee or commission payable by ATP to Autore will be 22.5% of the agreed value of the returned pearls, in consideration of cleaning, grading, polishing and/or processing (peeling and other processing) and valuation services provided or performed by Autore.

Consignment status

Pearls and keshi delivered to the premises of Autore by ATP shall be delivered on a consignment basis. Until the pearls have been invoiced by ATP, returned to ATP or sold or purchased by Autore, ATP reserves the right to retain legal ownership of the goods.

In the event of a material breach of its obligations by Autore which is not remedied within the terms of this agreement, ATP shall have the right to enter Autore's premises (or the premises of any associated company or agent where the goods are located) to retake possession of consigned ATP goods that can be clearly identified as belonging to ATP without liability for trespass or any resulting damage but the parties agree that satisfactory arrangements are to be made for ATP to pay or allow Autore any appropriate and relevant fee or commission in relation to the re-possessed ATP product in consideration of services provided by Autore such as grading, valuation and preparation for sale (including processing and value-adding).

Invoicing of Sales

Upon request by Autore, ATP will raise an invoice against Autore for pearls previously consigned by ATP to Autore. The amount of the ATP invoice will be the market sale price, less any fee or commission payable to Autore plus any applicable goods and services tax ("GST"). The parties acknowledge that, at the time Autore receives the ATP invoice (or at such other time as the parties agree), the previously consigned ATP pearls become trading stock of Autore which can then be sold by Autore in its own name. The parties agree that where Autore effects export sales of such ATP-produced pearls, Autore will be the exporter of the pearls the subject of the Autore sale.

The parties also agree that Autore may, in certain circumstances, purchase ATP pearls without having already entered into negotiations for, or affected the sale of the subject pearls to an external or third party. The sale of the pearls directly to Autore and the invoice price set by ATP will be based on the Autore valuation (as provided to ATP at the time of grading and valuing of the pearls) or as otherwise agreed less Autore's fee (or allowable discount or commission) by reference to the type of pearls involved.

Autore's Obligations
Autore's obligations are as follows:-

1. Receive pearls ("the product(s)") despatched by ATP to Autore.

2. Accept full insurance responsibility for the despatched ATP pearls from the earlier of the time of receipt or the beginning of the sending to Autore by ATP from within Australia, provided the sending complies with the requirements of Autore's transit and storage insurance policy.

3. Hold and keep safe ATP's product on consignment until invoiced by ATP, returned to ATP or sold or purchased by Autore.

4. Sort, grade and value ATP's product.

5. Prepare and arrange for the sale of ATP-produced product.

6. Prepare and provide to ATP a report on ATP's pearls following cleaning, grading and valuing including an analysis by shape/size/grade and value thereof.

7. Where necessary, obtain ATP's approval for the terms and conditions of the sale by Autore of the ATP product prior to affecting the sale. In relation to ATP pearls that are sold by Autore and where the subject pearls are not mixed with peals from other producers, Autore shall endeavour to obtain trading terms which are no more than ninety (90) days from its clients. Where such trading terms would adversely affect the price that could be achieved for these pearls, Autore should obtain ATP's approval as above.

8. Advise ATP of all sales affected by Autore of ATP-produced pearls including the gross value, the fee or commission or allowable discount due to Autore, the payment terms that have been negotiated with the buyer and the variation from "estimate" that the effected sale has achieved.

9. At Autore's cost, to take out and maintain adequate transit and storage insurance for all ATP product which is subject to this Appointment from the point of time at which Autore's insurable interest arises until such interest ceases subject to (2) above.

10. Hold the proceeds of sale of any ATP-produced pearls sold by Autore, less the fee or commission due (or the discount allowed) in relation to the sold product and remit the balance to ATP without delay and in accordance with any payment schedule agreed to by the parties.

11. Guarantee that all monies due to ATP from Autore are remitted to and received by ATP.

12. Once invoiced by ATP, Autore bears the whole credit risk, if any, that attaches to a sale of the invoiced ATP-produced pearls and Autore is liable to pay the amount invoiced by ATP regardless of whether Autore receives due payment from its purchasing client on time or at all.

13. Keep secret any confidential information acquired by Autore concerning ATP's business, business methods or products that are not required to be used to achieve sales of the pearls.

14. Improve the pearls, at its discretion and cost, by way of cleaning, processing, polishing and/or value-adding.

15. Use its best endeavours to promote and sell ATP-produced pearls and to perform the other obligations set out herein.

16. Autore must not do any act or thing which does or is likely to unfairly or unreasonably damage ATP's business or business reputation.

17. Autore will, on an annual basis, allow ATP, on reasonable notice, to undertake an informal stock-take testing of its consigned pearl inventory for its own auditing purposes. ATP will endeavour to undertake such testing cooperatively with Autore's auditors.

In the event that Autore breaches any obligation herein and does not rectify the breach within four (4) weeks of being requested in writing to do so, ATP may, without penalty, terminate this Agreement.

ATP's Obligations
In addition to ATP's obligation to pay (or allow) Autore the fee(s) as set out above, ATP agrees as follows:

1. To refer to Autore all requests to purchase ATP's pearls for which Autore is appointed exclusive valuer and distributor during the currency of this Appointment or any extension or renewal of it.

2. To promote Autore as a provider of pearl grading, valuation, marketing and distribution services to any pearl producer with which ATP has joint venture agreements.

3. Subject to any existing arrangements (or any other contrary arrangements contemplated herein), not to appoint any other valuation, sales, marketing or distribution services provider, or do any act or thing which does or is likely to compromise, prejudice or damage Autore's exclusive appointment or which does or is likely to unfairly or unreasonably damage Autore's business or business reputation.

4. To provide, at the beginning of each year of this Appointment or any subsequent extension or renewal thereof, an approximate estimate of the quantity of pearls to be harvested by ATP in the forthcoming twelve (12) month period together with a schedule of likely or proposed harvest dates.

5. To keep Autore advised of ATP's harvest schedule and the proposed dates of any relevant upcoming harvest.

6. To advise Autore of all details of pearls that ATP proposes to send to Autore and to ensure that notification of these details complies with both Autore's insurance requirements as advised by Autore and Autore's reasonable requests in relation thereto.

7. To comply with all requirements, conditions, restrictions, prohibitions and terms of Autore's transit and storage policy in so far as they relate to ATP and the method that it uses to send its pearls to Autore.

8. To treat as confidential and to keep secret any information acquired either directly or indirectly from Autore concerning pearl production levels and or values; sales and sale prices of pearls; the identity of prospective or actual buyers; any processes, whether mechanical or otherwise, used or likely to be used during the sorting, grading, valuing or preparation for sale of pearls; and any other fact, matter or circumstance which might reasonably be considered by Autore as confidential including all correspondence and documents or agreements.

Should ATP fail to comply with its obligations under this Appointment and not rectify the non-compliance within four (4) weeks of being requested in writing to do so, Autore may, without penalty, terminate this Appointment.

Agreement Renewal
The parties agree that unless terminated in accordance with this Agreement, this Appointment shall be renewed automatically on the same terms as are in place at the expiry of the to-be-renewed Term for a consecutive period of two (2) years. Either party may terminate the Appointment at the end of the term or any subsequent renewal of it by giving the other party at least six (6) months notice in writing, such notice to be sent by registered or certified mail. Should either party choose to terminate the Appointment as allowed for herein, the termination or non-renewal will not affect Autore's continuing rights to market any ATP-produced pearls that are subject to and covered by this Appointment.

During the term of the Appointment, it is anticipated and agreed that the parties will meet formally to discuss the future objectives of each party in relation to their obligations under this Agreement. Such information shall be discussed confidentially but the discussions are intended to assist both parties in analysing the results that have been achieved for the previous period and determining what may be expected in the future for the purpose of planning and budgeting. Under this forum, either party may raise issues that could affect this Agreement and the commercial relationship(s) between the parties. Formal minutes of these meetings shall be kept and, where relevant or considered prudent to do so by the parties, may become an appendix to this Agreement.

Pearl Access Rights
Notwithstanding anything contained herein to the contrary, following receipt, cleaning, sorting, grading and valuing of its pearls by Autore, ATP is entitled to withdraw from sale by Autore a quantity of its pearls. It is agreed by the parties that ATP may withdraw from any particular sending of its pearls, a quantity of pearls the total monetary value of which - by reference to the relevant Autore valuation/ estimate - is not to exceed ten percent (10%). However, the parties agree that, in relation to the final harvest or sending of ATP pearls in any one calendar year, ATP is entitled to withdraw a quantity of pearls the value of which may exceed ten percent (10%) of the final sending's total monetary value provided that the total value of goods selected by ATP to be withdrawn in any one calendar year does not exceed ten percent (10%) of the total value of the non-lowgrade pearls sent to Autore by ATP in the subject calendar year.

ATP agrees that Autore will be entitled to a fee of three and three quarters percent (3.75%) of the value of any withdrawn pearls provided that none of the withdrawn goods have been processed low grade pearls or subject to value adding processes, in which case the parties will determine a fee based on the agreed fee/discount/commission schedule set out above. Furthermore, the parties agree that in withdrawing any of its pearls from Autore and in subsequently dealing with the withdrawn pearls, ATP must not either make a selection (i.e. "cherry pick") or act in a manner that would or might either negatively impact on the overall nature, range or make-up of the non-withdrawn ATP pearls, or create for Autore any additional marketing or distribution difficulty (i.e. "cross Autore's bow"), in relation to any ATP-produced or other pearls for which Autore retains or has marketing or distribution rights. In this regard, the parties expressly agree that ATP is entitled to sell, by retail or by wholesale (including in both instances sales effected over the internet or by virtue of similar "e-commerce" transaction), domestically and internationally, finished, manufactured jewellery incorporating the withdrawn pearls provided that the finished jewellery was manufactured either for ATP on a contractual basis or was the subject matter of a joint venture between ATP and the jewellery manufacturer in which case evidence of the joint venture is to be provided to Autore. However, ATP is not entitled to sell any of the withdrawn pearls as loose pearls and this includes pearls which have simply been drilled and stranded and had a clasp attached as such items are not to be considered as finished or manufactured jewellery.

Autore acknowledges that ATP is considering a tourist-focussed pearl retailing business which in the short term will be limited to the jurisdiction of Indonesia and more specifically, Bali. The parties agree to continue discussions as to how such a venture might be operated and in particular, how such a venture might impact on the business and operations of Autore. Autore agrees that its consent to the venture will not be unreasonably withheld. It is ATP's intention that it be allowed to sell loose pearls, stranded pearls and pearl jewellery on a "retail" basis and that the pearls that are to be sold by ATP will be selected from ATP stock previously consigned to Autore and may be utilised for the purpose of manufacturing jewellery in-house or selling as loose pearls in the retail business.

Both parties agree that any agreement reached by them as to the proposed retail venture is to either be incorporated into the terms of this Agreement or be the subject of a separate but ancillary agreement. If appropriate, a new agreement will be drawn up for the supply of finished pearl jewellery to ATP by Autore for sale in ATP's retail outlets. Autore will endeavour to supply jewellery under any such agreement with the supplied jewellery made exclusively from the pearls that are supplied by ATP unless there are insufficient stocks to meet the demand and jewellery types that are requested by ATP. Autore agrees to reasonably consider any request from ATP for it to source pearl products for its proposed retail venture independently if they cannot be supplied by Autore.

Goods and Services Tax (GST)
Notwithstanding anything contained herein to the contrary, ATP and Autore shall each be responsible to comply with their respective obligations in relation to any Goods and Services Tax that may apply to the transactions contemplated herein.

If you agree to your Appointment on the above terms and conditions, please sign, date and return to this office the enclosed copy of this letter by affixing the company seal of Pearlautore International Pty Limited and having a director and company secretary witness the affixing of said seal.

Yours faithfully

JOSEPH TAYLOR
For and on behalf of
ATLAS PACIFIC LIMITED

Pearlautore International Pty Ltd hereby accepts this appointment on the terms and conditions set out above.

The Common Seal of
PEARLAUTORE
INTERNATIONAL PTY
LIMITED (ACN 050 938 166) was
here unto affixed in the presence of:

Director
(Rosario Autore)

Dated: 1/11/05

Secretary
(Michael Patrick Furlong)